Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1, dated as of June 30, 2007 (the “Amendment”), to the Agreement and Plan of Merger, dated as of April 5, 2007 (as amended, supplemented or otherwise modified and in effect from time to time, the “Agreement”), between Global Aero Logistics Inc., a Delaware corporation (“Parent”), Hugo Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and World Air Holdings, Inc., a Delaware corporation (the “Company”).

WHEREAS, the parties hereto have previously entered into the Agreement; and

WHEREAS, the parties hereto wish to amend the Agreement in the manner specified below.

NOW THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1. Definitions. Unless otherwise defined in this Amendment, all defined terms used in this Amendment, including the recitals hereto, shall have the meanings ascribed to such terms in the Agreement.

SECTION 2. Amendments to Agreement.

Section 2.2 of the Agreement is hereby amended by replacing the text “the sixtieth (60th) day” with the text “the forty-fifth (45th) day”.

Section 8.2 of the Agreement is hereby amended by adding the following paragraph (f) to the end thereof:

“(f) Parent shall have received the financing proceeds under the Financing on the terms and conditions set forth in the Financing Commitment or if such Financing Commitment expires or is otherwise terminated, upon terms and conditions which are substantially equivalent thereto, and to the extent that any of the terms and conditions are not as so set forth or substantially equivalent, on terms and conditions reasonably satisfactory to Purchaser.”

Section 9.1(a)(iii) of the Agreement is hereby deleted in its entirety and replaced with the following text:

“(iii) the Company has not delivered to Parent its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC, by July 6, 2007 and its Quarterly Report on Form 10-Q for the period ended March 31, 2007, as filed with the SEC, by August 3, 2007; or”

SECTION 3. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

SECTION 4. Agreement in Full Force and Effect. Except as expressly amended hereby, the Agreement will continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. After the date of the effectiveness hereof, any reference to the Agreement will mean the Agreement as amended by this Amendment.

SECTION 5. Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY OTHER STATE.

SECTION 6. Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

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IN WITNESS WHEREOF, the parties hereto have each caused this Amendment to be duly executed by their respective officers as of the day and year first set forth above.

GLOBAL AERO LOGISTICS INC.

By:	/s/ Subodh Karnik
Name:	Subodh Karnik
Title:	President and Chief Executive Officer

HUGO ACQUISITION CORP.

By:	/s/ Subodh Karnik
Name:	Subodh Karnik
Title:	President

WORLD AIR HOLDINGS, INC.

By:	/s/ Randy J. Martinez
Name:	Randy J. Martinez
Title:	Chief Executive Officer